Exhibit 99.1

Filing with the Taipei Exchange’s Market Observation Post System,

dated July 22, 2021

No:1

Subject: The board of directors of the company passed the share swap

To which item it meets--article 4 paragraph 11

Date of events: 2021/07/05

Contents:

1.	Type of merger and acquisition (e.g. merger, spin-off, acquisition, or share transfer): Share Swap
2.	Date of occurrence of the event: 2021/07/05
3.

Names of companies participating in the merger and acquisition (e.g., name of the other company participating in the merger, newly established company in a spin-off, acquired company, or company whose shares are transferred):

Woods Investment Company, Ltd.

Taiwan Liposome Company, Ltd.

4.	Trading counterparty (e.g., name of the other company participating in the merger, company spinning off, or trading counterparty to the acquisition or share transfer):

Woods Investment Company, Ltd.

5.

Relationship between the trading counterparty and the Company (investee company in which the Company has re-invested and has shareholding of %), explanation of the reasons for the decision to acquire from or transfer shares to an affiliated enterprise or related party, and whether it will affect shareholders’ equity:

The representative of Woods Investment Company, Ltd. is the general manager of the Company, who has extensive experience and expertise in the biotech industry.

6.	Purpose of the merger and acquisition: For Company’s long-term development and realization of shareholders’ interests.
7.

Anticipated benefits of the merger and acquisition: Upon the completion of the merger and acquisition, the Company will adjust its nature and strategy for product development in response to the increasing competition in overseas markets.

8.	Effect of the merger and acquisition on net worth per share and earnings per share:

After the completion of the merger and acquisition, the Company will become a wholly-owned subsidiary of Woods Investment Company, Ltd. and the transaction will not affect the net worth per share and earnings per shares.

9.	Share exchange ratio and calculation assumptions:

The share exchange ratio for this share exchange is 1 ordinary share of the Company for 1 series B special share of Woods Investment Company, Ltd. The aforementioned share exchange ratio is determined by reference to (1) recent stock market price of the Company’s shares; (2) the Company’s audited financial statement for the period ending December 31, 2021; and opinion from independent experts. The independent experts have issued fairness opinions with respect to the share exchange ratio.

10.	Whether the CPA, lawyer or securities underwriter issued an opinion on the unreasonableness regarding the transaction: No
11.	Name of accounting, law or securities firm: Crowe (TW) CPAs
12.	Name of CPA or lawyer: Ji-Sheng Qiu
13.	Number of CPA or lawyer license:

Reference No. Jin-Guan-Zheng-Shen-Zi-10200032833

14.	Estimated date of completion:

The tentative closing date for the share exchange is October 8, 2021. However, if either party to the share exchange transaction fails to obtain the requisite approval from the competent authorities, complete the requisite reporting procedure and obtain requisite corporate approvals (including board of directors and/or shareholders’ meeting approvals), the independent director of the Company, May Kang is authorized to change the closing date together with Woods Investment Company, Ltd. and to make public announcement.

15.	Matters related to the assumption of corporate rights and obligations of the dissolving company (or spin-off) by the existing or newly-established company: NA
16.	Basic information of companies participating in the merger:

The main business of Woods Investment Company, Ltd. is an investment company. The Company’s main business is biotechnology and health care industry.

17.

Matters related to the spin-off (including estimated value of the business and assets planned to be transferred to the existing company or new company. The total no. of shares to be acquired by the spun-off company or its shareholders, and their respective types and no. Matters related to the reduction, if any, in capital of the spun-off company) (note: not applicable for announcements unrelated to spin-offs): NA

18.	Conditions and restrictions for future transfer of shares resulting from the merger and acquisition: Not applicable to the shares issued by Woods Investment Company, Ltd.
19.	Other important terms and conditions:

After share exchange, Woods Investment Company, Ltd. will conduct a restructuring with a newly incorporated Cayman entity TLC BioSciences Corp.

After such restructuring, Woods Investment Company, Ltd. will become the wholly owned subsidiary of TLC BioSciences Corp. Holders of Series B special shares of Woods Investment Company, Ltd. may, by ten days before the mature date of Series B special shares, apply to convert Series B special shares of Woods Investment Company, Ltd. into ordinary shares of Woods Investment Company, Ltd. at the ratio of 1:1 and participate in the restructuring of Woods Investment Company, Ltd. by submitting documents prescribed by Woods Investment Company, Ltd. including the necessary approval of the regulatory authority if required. Series B special shares not converted will be automatic redeemed at the mature date.

The chairperson of CHANG SHYANG ENTERPRISE CO., LTD., Yu-hua Lin has acquired 1,000,000 series A-1 special shares of Woods Investment Company, Ltd. at price of NT$100 per share. Yu-hua Lin or Chang Shyang Enterprise Co., Ltd. will participate in the operation of Woods Investment Company, Ltd. Therefore, Chang Shyang Enterprise Co., Ltd. and its representative excused themselves in the board meeting as a result of conflict of interest. Shieh-Shung Chen’s second degree kinship, LI-MEI Chen anticipates to acquire 2,520,000 series A-2 special shares of Woods Investment Company, Ltd. at price of NT$100 per share. Therefore, Shieh-Shung Chen excused himself in the audit committee meeting and board meeting as a result of conflict of interest. The Chairman, Keelung Hong and director, Moun-Rong Lin have expressed their intent to participate in the further restructuring plan of Woods Investment Company, Ltd. As the choice of participation will be given to all shareholders of the Company, so it did not create special rights or obligations. Therefore, such directors are not excused in the board meeting. After considering the Company’s long term development and shareholders’ interests, such directors voted for the share exchange.

20.	Any objections from directors to the transaction: None
21.	Is it related to new business model? No
22.	Explanation of new business model: NA
23.	Transactions with the counterparty for the past one year and the next year: NA
24.

Source of funds: The sources of funds of Wood Investment Company, Ltd. with respect to its cancellation of its series B special shares are: (1) cash capital increase by issuing series A special shares; and (2) loan from TLC BioSciences Corp. The source of funds of the loan provided by TLC BioSciences Corp. is from the issuance of exchangeable note by Teal Sea Holding Corp. to PAG Growth Lynx Holding (BVI) Limited. After the completion of the restructuring of Woods Investment Company, Ltd., the exchangeable not can be exchanged into preferred shares issued by TLC BioSciences Corp.

25.
(1)	Any other matters that need to be specified:

The share exchange is subject to the Company’s shareholders’ approval pursuant to paragraph 6 of Article 29 of the Business Mergers and Acquisitions Act. Any shareholder who has expressed his dissension, in writing or verbally with a record before or during the meeting, may waive his voting right and request the company to buy back the shares held by such shareholder at the prevailing fair price.

(2)	The interpretation, effectiveness and performance should be governed by the laws of the Republic of China. Any undetermined matters will be handled pursuant to applicable laws and regulations.
(3)	This announcement is to supplement that the subscription price for series A-1 and series A-2 special shares of Woods Investment Company, Ltd. is NT$100 per share.